UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ECLIPS ENERGY TECHNOLOGIES, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)
27885D 20 3
(CUSIP Number)
Jesse Boskoff
110 Greene Street, Suite 403
New York, New York 10012
Tel: 212-851-6425
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	27885D 20 3

1	NAMES OF REPORTING PERSONS Jesse Boskoff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		17,416,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,416,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,416,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 5 Pages

Item 1. Security and Issuer.
This statement relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of EClips Energy Technologies, Inc., a Florida Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3900A 31st Street North, St. Petersburg, Florida 33714.
Item 2. Identity and Background.
This statement is being filed by Jesse Boskoff (the “Reporting Person”). Reporting Person is principally engaged in the business of internet ventures. Reporting Person’s business address is 110 Greene Street, Suite 403, New York, New York 10012.
In July 2008, the Reporting Person pled guilty to Misprision of a Felony, in violation of 18 U.S.C. §4. On December 16, 2008, Reporting Person was sentenced in the United States District Court, Northern District of Illinois, to three years probation. As part of the sentencing, Reporting Person is required to pay a fine of $100,000 and a $100 special assessment, which special assessment was paid on the date of sentencing.
Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
The source of funds to acquire the securities referred to in this Schedule was an advance made in connection with purchases by several persons. There is no agreement or understanding among any of the purchasers with respect to any of the securities acquired.
Item 4. Purpose of Transaction.
The Reporting Person intends to review his investment in the Issuer on a continuing basis. In this regard, the Reporting Person may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. The Reporting Person may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. The Reporting Person’s actions with respect to his investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other opportunities available to the Reporting Person, prospects for the Reporting Person’s own business, general economic conditions, including stock market conditions and other future developments.
The Reporting Person reserve the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.
Except as indicated above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
As of April 12, 2010, Reporting Person may be deemed to own 17,416,000 shares or 23.30% of the Issuer’s Common Stock. All percentages set forth in this Schedule 13D are calculated based on 74,762,669 shares of Common Stock outstanding as of April 5, 2010, as set forth in the Issuer’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on April 8, 2010. Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
None.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 12, 2010	/s/ Jesse Boskoff
Jesse Boskoff